TransAlta to speak at Canaccord Genuity Infrastructure Conference

CALGARY, Alberta (Sept. 3, 2010) – Dawn Farrell, TransAlta Corporation’s (TSX:TA; NYSE:TAC) chief operating officer, will speak at the Canaccord Genuity Infrastructure Conference at the St. Andrews Club & Conference Centre in Toronto Ontario on September 9, 2010 at approximately 8:00 a.m. EST, 6:00 a.m. MST.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Media Inquiries: Tanis Fiss Manager, Corporate and Marketing Communications Phone: (403) 267-7330 Email: tanis_fiss@transalta.com	Investor Inquiries: Jess Nieukerk Director, Investor Relations Phone: 403-267-3607 Email: investor_relations@transalta.com